November 15, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Withdrawal of Second Amended and Restated Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940 by The Guardian Insurance & Annuity Company, Inc. et al., File No. 812-14714 (Accession No. 0001193125-17-286605) (Accepted: September 15, 2017 at 21:58:06)

This letter is being filed to clarify that the initial request for withdrawal (Accession No. 0001193125-17-316435) (Accepted: October 23, 2017 at 14:48:03) was filed solely to request the withdrawal of the substitution application referenced above.

The Applicants are not requesting that File No. 812-14714 be closed or that any other previously-filed application under File No. 812-14714 be withdrawn. As a result, the following applications under File No. 812-14714 are not to be withdrawn:

•	Second Amended and Restated Application (Accession No. 0001193125-17-287255) (Accepted: Sept. 18, 2017 at 15:24:06)

•	Amended and Restated Application (Accession No. 0001193125-17-116833) (Accepted: April 7, 2017 at 20:19:38)

•	Initial Application (Accession No. 0001193125-16-758669) (Accepted: November 3, 2016 at 14:50:04)

Sincerely,

/s/ Richard T. Potter
Richard T. Potter

Senior Vice President, Counsel and Assistant Corporate Secretary

The Guardian Insurance & Annuity Company, Inc.

cc:	Robert H. Shapiro, Securities and Exchange Commission

Laura J. Riegel, Securities and Exchange Commission

Cynthia R. Beyea, Eversheds Sutherland (US) LLP